

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 31, 2009

Mr. Hank J. Ratner
President and Chief Executive Officer
Madison Square Garden, Inc.
Two Penn Plaza
New York, NY 10121

Re: **Madison Square Garden, Inc.**
                 Registration Statement on Form 10
                 Filed on August 5, 2009
                 File No. 001-34434

Dear Mr. Ratner

       We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

       Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

        1.   Please file all exhibits, including the Distribution Agreement, as soon as possible. We must review these documents, and we may have additional comments.

        2.   Please fill in the blanks with missing information throughout your Form 10. We may have additional comments once this information is included.

        3.   Please revise your exhibit index to include the tax opinion from Sullivan & Cromwell LLP described on page 15 of the preliminary information statement and file as an exhibit when available.

Questions and Answers about the Distribution, page 10

"If I sell, on or before the Distribution date, shares of Cablevision…, page 11

4.   We note that if a shareholder distributes his or her shares after the Record date but prior to the Distribution date he or she will not be entitled to receive shares in the Distribution. If true, explain what the significance of the Record date is and whether persons who become shareholders after the Record date but prior to the Distribution date are entitled to receive shares in the Distribution. In addition, please revise your risk factor disclosures to include this as a risk.

The Distribution, page 13

Manner of Effecting the Distribution, page 13

5.   Briefly highlight why the company will remain an affiliate of Cablevision following the Distribution.

Reasons for the Distribution, page 14

6.   Please expand your disclosure to describe how the distribution will provide Madison Square Garden with increased flexibility to pursue its business plan including capital expenditures and acquisitions that would be more difficult to consider or effectuate within Cablevision.

7.   Please revise to briefly describe the negative factors associated with the spin-off considered by the Cablevision board of directors.

8.   Expand your discussion to address what has changed (e.g. long term prospects, symmetries, etc.) to prompt the spin-off since the company's businesses were first acquired by Cablevision in the 1990s.

Listing and Trading of Our Common Stock, page 17

9.   Please revise throughout to change the reference to Rule 144 under the Securities Act as an exemption from registration.

Risk Factors, page 19

10.   Please revise your risk factor headings to ensure that each heading is a statement of the risk that you will subsequently discuss and not a statement of fact only. Examples of headings needing revision include, but are not limited to, the following:

- We derive substantial revenues from the sale of advertising time., page 22
- Our rights agreements with various professional sports teams have varying duration and renewal terms., page 23
- We do not own all of our venues., page 25

Risks Relating to our Entertainment Business, page 21

11.   We note that you have described only one risk relating to your entertainment business relating to intense and wide-ranging competition. Please revise your disclosure to discuss other risks relating to your entertainment business. For example, we note your disclosure on page 35 that you are pursuing expansion plans including the development of new productions and live entertainment events. Please separately describe the risks relating to these expansion plans. In addition, please separately describe the risks relating to your investment in the Radio City Christmas Spectacular.

General Risks, page 24

12.   Please revise to provide, when available, an updated cost estimate of the extensive renovation of Madison Square Garden. We note that you currently expect the cost to be materially higher than your original estimate.

13.   We note that you lease Radio City Music Hall, Beacon Theatre and have entered into a booking agreement regarding the Wang Theatre. Please file these agreements as exhibits to your Form 10. See Item 601(b)(10) of Regulation S-K.

14.   We note the risk factor relating to the possible restrictions on the company's business following the Distribution in order to preserve the tax-free nature of the transaction. Discuss here and in MD&A any possible effect the restriction on issuing equity securities may have on the company's ability to raise capital.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 63

15.   Please discuss the most significant business challenges that management expects to encounter in each segment over the next year and beyond as well as the known trends, demands or uncertainties that may affect your financial condition. Challenges that should be discussed include the transition from a wholly-owned subsidiary to a publicly-traded company (including paying the increased costs associated with being a public company) and any plans for expansion.

Combined Results of Operations, page 74

Business Segment Results, page 77

16.   Please provide a discussion of your segment's measure of profit or loss in result
        of operations. This discussion should explain the different results in the measure
        between periods, trends and uncertainties, and what you expect in future periods.

MSG Sports, page 80

17.   We note that you have provisions for NBA luxury tax, NHL revenue sharing, and
        net provisions for certain team personnel transactions. In addition, team
        personnel transactions reflect provisions recorded for season-ending player
        injuries, net of anticipated insurance recoveries, and waivers. Please provide a
        table reconciling your material provisions for the periods presented. Disclose the
        underlying reason for the change in provisions and whether you expect the trend
        to continue. In addition in your critical accounting estimates, if your provisions
        require estimates, judgment and uncertainty, disclose the basis on which your
        estimates are made and assumptions used when making those estimates.

Liquidity and Capital Resources, page 93

18.   Please revise to provide an estimated interest rate for the repayment of your
        intercompany advances.

Critical Accounting Policies, page 96

19.   We note that you do not disclose critical accounting policies and estimates
        regarding your pension and other postretirement benefit plans. Please provide a
        thorough discussion of critical accounting policies and estimates made for your
        pension and other postretirement benefit plans. Your discussion should include
        assumptions made, how your determined those assumptions, and any change in
        assumptions and methodologies for the periods presented.

        For further guidance, refer to Release No. 33-8350 "Interpretation: Commission
        Guidance Regarding Management's Discussion and Analysis of Financial
        Condition and Results of Operations."

Executive Compensation, page 105

Compensation Discussion and Analysis, page 105

20.   In addition to your discussion of compensation policies at Cablevision, provide a separate section highlighting how compensation will compare and contrast at the company. Explain whether the total compensation paid to your named executive officers for their service to the company and Cablevision is expected to remain comparable to what is currently paid at the combined company, or whether the Distribution is expected to have a material effect on the total compensation paid to Cablevision's named executive officers.

Nonstatutory Stock Options, page 129

21.   We note that you define both incentive stock options and nonstatutory stock options as "ISOs". Please revise.

Certain Relationships and Related Party Transactions, page 136

22.   Please revise to indicate when you intend to enter into and finalize the agreements summarized in this section.

23.   Please revise to provide a statement as to whether your policies and procedures regarding review, approval or ratification of transactions with related persons are in writing, and if not, how such policies and procedures are evidenced. See Item 404(b)(1)(iv) of Regulation S-K.

Indemnification of Directors and Officers, page 150

24.   Please revise to quantify the extent to which Cablevision will indemnify you and the extent to which you will indemnify Cablevision.

Useful Lives of Finite-Lived Intangible Assets, page 98
Note 6. Intangible Assets, page F-19

25.   We note that your affiliation agreements and affiliate relationships have estimated useful lives of 4 to 24 years. For agreements and relationships that have useful lives over 10 years, tell us the basis for their useful lives and refer to your basis in accounting literature.

Report of Independent Registered Public Accounting Firm, page F-2

26.   Please delete the preamble through an amendment before the effectiveness of the registration statement.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-8

27.   We note your statement that MSG Media business charges affiliation fees to cable television systems, direct broadcast satellite operators and other operators, and recognize this revenue in the period that the service is provided. Please expand your disclosure to describe what service is provided and when this service is provided in relation to revenue recognition. We note your disclosure on page 65.

Multiple – Element Transactions, page F-9

28.   We note your first paragraph under multiple – element transactions. This paragraph reiterates accounting literature and does not specifically address your specific multiple – element transactions. Please revise to disclose your specific multiple element arrangements and how you recognize revenue for those arrangements.

Player Costs and League Assessments, page F-9

29.   You state that throughout the NBA season, you recognize the net estimated amount associated with luxury tax, anticipated receipt of any player escrow and the cost of the revenue assistance program on a straight-line basis as a component of technical and operating expense. Please disclose the time frame of your straight-line recognition.

Share-Based Compensation, page F-11

30.   We note your disclosure on page F-11 and F-30 regarding your share-based compensation. In addition to the current disclosure please provide all disclosure as required by paragraph 64 and A240 - A241 of SFAS 123R or tell us why it is not required.

Cash flows, page F-15

31.   We note that you have noncash activities for deemed capital contributions related to asset retirement obligations, leasehold improvements paid by landlord, and capital lease obligations. Please tell us why these capital contributions are not reflected in the combined statements of group equity and comprehensive income.

Note 3. Transactions, page F-17

2007 Transactions, page F-17

32.   With regard to your purchase of the Chicago Theatre, you state that you allocated the net cash paid to... primarily deferred revenue. Tell us how you considered EITF 01-3 with regard to this transaction.

Note 10. Fair Value Measurements, page F-22

33.   Please tell us in detail why the money market funds and bank time deposits are not classified as Level I. Refer to your basis in the accounting literature.

Note 12. Related Party Transactions, page F-29

34.   Please show all related party transactions and amounts on the face of the balance sheet, income statement, or statement of cash flows in accordance with Rule 4-08(k) of Regulation S-X or tell us why it is not required.

Note 15. Segment Information, page F-35

35.   We note that you have only three reportable segments. Please tell us your consideration of the guidance in paragraphs 10 through 15 for SFAS 131. Furnish us with the reports provided to your chief operating decision maker (CODM).

36.   We note that you disclose components that are used in "adjusted operating cash flow," however you do not present a cohesive reconciliation. For ease of reference, please provide a reconciliation of "adjusted operating cash flow" in accordance with paragraph 32 of SFAS 131.

37.   We note that your performance measure is called "adjusted operating cash flows." Please confirm to us that this is truly a performance measure used by your chief operating decision maker to measure segment's profit or loss and not a measure used to measure liquidity.

38.   We note that your measure of profit or loss, adjusted operating cash flow, includes an "all other" adjustment with reference to footnote (a). However footnote (a) does not fully explain the total amounts included in "all other." For example, for the year ended December 31, 2008 you explain only $24.3 million of the $33.4 million adjustment. Please provide a more thorough explanation.

*   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your letter over EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

        You may contact Inessa Kessman, Senior Staff Accountant, at (202) 551-3371, or Dean Suehiro, Senior Staff Accountant at (202) 551-3384, if you have questions regarding comments on the financial statements and related matters. Please contact Scott Hodgdon, Staff Attorney, at (202) 551-3273 or me, at (202) 551-3810, with any other questions.

                                        Sincerely,

                                        Larry Spirgel
                                        Assistant Director

cc: John Mead, Esq., Sullivan and Cromwell
        Via Facsimile (212) 558-3588